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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2008



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X        Form 40-F
               ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        )
                                                 -------



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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to its appointment of Chairman, Vice Chairman and senior management.



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                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PetroChina Company Limited



Dated: May 16, 2008                         By:     /s/ Li Huaiqi
                                                    -----------------
                                            Name:   Li Huaiqi
                                            Title:  Company Secretary



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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                                 (COMPANY LOGO)

                              (CHINESE CHARACTERS)
                           PETROCHINA COMPANY LIMITED

     (a joint stock limited company incorporated in the People's Republic of
                         China with limited liability)

                                (STOCK CODE: 857)

                                  ANNOUNCEMENT
          APPOINTMENT OF CHAIRMAN, VICE CHAIRMAN AND SENIOR MANAGEMENT

     Reference is made to the announcement issued by PetroChina Company Limited (the "Company") dated 15 May 2008 in relation to the change of directors (the "Directors") and supervisors (the "Supervisors") of the Company.

     The first meeting of the fourth session of the board of directors of the Company (the "Board of Directors") was held on 16 May 2008 (the "Board Meeting"). The attending Directors considered and approved the "Proposal in relation to the election of the Chairman and Vice Chairman of the Company", the "Proposal in relation to the appointment of President of the Company nominated by the Chairman" and the "Proposal in relation to the appointment of Vice President, Chief Geologist and Chief Engineer of the Company nominated by the President".

     Pursuant to the resolutions passed at the Board Meeting, the Board of Directors is pleased to announce that Mr Jiang Jiemin, currently the Chairman and President of the Company, was appointed as the Chairman of the Board of Directors; Mr Zhou Jiping, currently an executive Director of the Company, was appointed as the Vice Chairman of the Board of Directors and President of the Company; Mr Zhao Zhengzhang, currently the General Manager of PetroChina Exploration and Production Company, was appointed as a Vice President of the Company; Mr Wang Daofu, currently the General Manager of PetroChina Changqing Oilfield Company, was appointed as the Chief Geologist of the Company; and Mr Huang Weihe, currently the General Manager of PetroChina Natural Gas and Pipelines Company, was appointed as the Chief Engineer of the Company. The above appointments took effect from 16 May 2008, and Mr Jiang Jiemin resigned from his office as President of the Company on the same date.

     Please refer to the circular issued by the Company dated 28 March 2008 in relation to the re-election and appointment of Directors and Supervisors of the Company for the biographical details of Mr Jiang Jiemin and Mr Zhou Jiping. The biographical details of Mr Zhao Zhengzhang, Mr Wang Daofu and Mr Huang Weihe are as follows:

     ZHAO ZHENGZHANG, aged 51, is the General Manager of PetroChina Exploration and Production



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Company. Mr Zhao holds a master's degree, is a senior engineer, and has nearly
25 years of working experience in China's oil and gas industry. Mr Zhao's working experience include working as the Deputy Chief Geologist of the Northern China Petroleum Administration Bureau, Deputy Director-General of the Oil Exploration Bureau and Director of New District Exploration Department of China National Petroleum Company (CHINESE CHARACTERS), Deputy Director-General of the Oil and Gas Exploration Department of CNPC, Deputy General Manager of PetroChina Exploration and Production Company. Mr Zhao worked as the head of PetroChina Exploration and Production Company since January 2005 and was appointed as the General Manager of PetroChina Exploration and Production Company since January 2006.

     WANG DAOFU, aged 52, is the General Manager of PetroChina Changqing Oilfield Company. Mr Wang holds a doctorate degree, is a senior engineer, and has over 25 years of working experience in China's oil and gas industry. Mr Wang worked as the Chief Engineer, Deputy Director-General and Director-General of the Development Department of the Changqing Oil Exploration Bureau. He was appointed as Deputy General Manager of PetroChina Changqing Oilfield Company since October 1999 and General Manager of PetroChina Changqing Oilfield Company since January 2003. He has been elected as a representative of the 11th National People's Congress of the PRC this year.

     HUANG WEIHE, aged 50, is the General Manager of PetroChina Natural Gas and Pipelines Company. Mr Huang holds a doctorate degree, is a senior engineer and has nearly 25 years of working experience in China's oil and gas industry. Mr Huang's work experience include working as the Vice President and the President of the Exploration Design Institute of the China Petroleum Pipeline Bureau, the Assistant to the Director-General (and concurrently the Deputy General Manager of Pipeline Construction Company), the Deputy Director-General (and concurrently the Chief Engineer) of the China Petroleum Pipeline Bureau, the General Manager of PetroChina Pipeline Branch Company and the General Manager of PetroChina West East Gas Pipeline Company. Mr Huang was appointed as the General Manager of PetroChina Natural Gas and Pipelines Company since December 2002 and concurrently the General Manager of PetroChina West East Gas Pipeline Company. Mr Huang worked as the General Manager of PetroChina Natural Gas and Pipelines Company since February 2006.

                                                        By Order of the Board
                                                     PETROCHINA COMPANY LIMITED
                                                              LI HUAIQI
                                                       Secretary to the Board

Beijing, the PRC
16 May 2008

As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabe, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.